

Mail Stop 3233

January 13, 2016

Via E-mail
Jonathan R. Brown
Chief Accounting Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 46th Floor
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the quarterly period ended September 30, 2015**
> **Filed November 5, 2015**
> **File No. 1-35777**

Dear Mr. Brown:

We have reviewed your December 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2015

Note 6. Investments in Servicer Advances, page 23

1.   We note your disclosure on page 23 that a joint venture entity, Advance Purchaser LLC, consolidated by you, entered into an agreement in December 2013 to purchase from Nationstar the outstanding servicer advances on a portfolio of loans, including the basic fee component of the related MSRs, and all future service advances. We further note that the portfolio of loans referenced above is a subset of the same loan portfolio in which you invest in the excess MSRs and have related recapture agreements with Nationstar. With respect to the December 2013 transaction, please tell us whether you have the ability to sell one set of cash flows separately from the other (e.g., the rights to repayment of servicer advances separately from the basic fee component). Tell us whether any sale

would require the execution of a separate agreement or significant amendments to the existing agreements in order to have an unrelated party "participate" in the cash flows through your existing agreement. To the extent that a significant amendment would be required, describe the process for amendment, including any required consents or approvals.

2.   We note in your response to prior comment 1 that the right, title, and interest in the "Excess Servicing Fees" were assigned to a wholly-owned subsidiary of the company. However, please tell us whether the contracts related to the rights to cash flows from Ocwen's MSRs fees and servicer advances allow for any portion of those rights to be sold without requiring the execution of a separate agreement or amendments to the original contract(s) in order to have an unrelated party "participate" in the cash flows. To the extent that there are differences in your ability under the contract(s) to separately sell portions of the rights acquired related to Ocwen's MSRs fees and servicer advances versus Nationstar's MSRs fees and servicer advances, tell us why you believe those differences should not result in a different conclusion regarding the related units of account.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
        Commodities